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                                February 23, 2023

       Sam Zaid
       Chief Executive Officer
       Getaround, Inc
       55 Green Street
       San Francisco, California 94111

                                                        Re: Getaround, Inc
                                                            Registration
Statement on Form S-1
                                                            Filed February 3,
2023
                                                            File No. 333-269571

       Dear Sam Zaid:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 3, 2023

       Cover page

   1. For each of the securities being registered for resale, please disclose the price that the selling securityholders
paid for such securities, including the price paid for securities overlying any
securities being registered for resale.
   2. Disclose the exercise prices of the warrants compared to the market price of the underlying securities.
If the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your
 Sam Zaid
FirstName
Getaround,LastNameSam  Zaid
          Inc
Comapany23,
February  NameGetaround,
            2023         Inc
February
Page 2 23, 2023 Page 2
FirstName LastName
         current cash on hand.
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.
4. Please revise to highlight any differences in the current trading price, the prices that the selling securityholders (including the sponsors, founders, officers, directors, PIPE investors or any other private placement investors), and the price that the public securityholders acquired their shares and warrants. Disclose that while such selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
Sales of substantial amounts of our common stock in the public markets..., page
52

5. To illustrate this risk, please revise to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also please disclose, if true, that even though the current trading price is significantly below the SPAC IPO price, certain selling securityholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
105

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that entities affiliated with SoftBank Vision Fund, and entities affiliated with Mudrick Capital Management, beneficial owners of over 10% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Liquidity and Capital Resources, page 128

7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the
 Sam Zaid
Getaround, Inc
February 23, 2023
Page 3
      company   s liquidity position since the business combination. If the company is likely to
      have to seek additional capital, discuss the effect of this offering on
the company   s ability
      to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 if
you have any questions.



                                                             Sincerely,
FirstName LastNameSam Zaid
                                                             Division of
Corporation Finance
Comapany NameGetaround, Inc
                                                             Office of Trade &
Services
February 23, 2023 Page 3
cc:       William L. Hughes
FirstName LastName